Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports First Quarter 2026 Financial Results
with 15% Year over Year Revenue Growth

Forecasting Sequential Quarter Over Quarter Revenue and Margin Growth Throughout the
Year with Second Quarter 2026 at a Company Record of $455 Million

MIGDAL HAEMEK, ISRAEL – May 13, 2026 – Tower Semiconductor (NASDAQ/TASE: TSEM) reports today its results for the first quarter ended March 31, 2026.

First Quarter of 2026 Results Overview
Revenue for the first quarter of 2026 was $414 million as compared to $358 million for the first quarter of 2025, representing 15% year-over-year revenue growth.

Gross profit and operating profit for the first quarter of 2026 were $111 million and $65 million, respectively, compared to $73 million and $33 million in the first quarter of 2025, respectively, representing 52% gross profit growth and 96% operating profit growth.

Net profit for the first quarter of 2026 was $65 million, reflecting $0.58 basic and $0.57 diluted earnings per share, $25 million higher as compared to $40 million in the first quarter of 2025, reflecting $0.36 basic and $0.35 diluted earnings per share.

Cash from operating activities in the first quarter of 2026 included $290 million prepayments received from silicon photonics customers. Cash from operating activities, excluding the increase in customer prepayments, was $225 million for the first quarter of 2026 and investments in property and equipment, net, were $156 million.

Business Outlook
The company guides revenue for the second quarter of 2026 to be $455 million, a company record, with an upward or downward range of 5%, reflecting revenue increase of 22% year-over-year and 10% quarter-over-quarter. Company targets sequential quarter-over-quarter revenue and margin growth throughout 2026.

Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, said: “We delivered a strong start to 2026, with broad-based year-over-year revenue growth across our key technology platforms and continued execution with strong advancement of our strategic priorities. Our second quarter guidance positions us with the highest quarterly revenue in Tower’s history, with expected sequential quarter-over-quarter growth throughout the remainder of the year. This demonstrates strong customer demand, expanding content opportunities and the increasing contribution of our leading and differentiated technology portfolio, particularly in silicon photonics for AI infrastructure.”

Ellwanger further added: “At the same time, our recently announced restructuring transaction in Japan, toward full ownership of Fab 7, further advances our 300mm strategy, enhancing our ability to support long-term customer growth through a qualified, high-volume and profitable operational structure. Supported by growing customer commitments, including $1.3 billion of contracted silicon photonics revenue for 2027 from our largest SiPho customers, strong revenue visibility and continued focus on profitable growth, we are confident in our path toward achieving our financial model targets of $2.8 billion in annual revenue and $750 million in net profit in 2028.”

Corporate Credit Rating
On May 5, 2026, Standard & Poor’s Maalot (an S&P Global Ratings fully owned company) completed its annual rating review for the Company, re-affirmed its “ilAA” rating and raised its outlook for the Company from a “stable outlook” to a “positive outlook”.

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Wednesday, May 13, 2026, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the first quarter of 2026 and its business outlook.

The call will be webcast and available through the Investor Relations section of Tower Semiconductor’s website at ir.towersemi.com. The pre-registration form required for dial-in participation is accessible here. Upon completing the registration, participants will receive the dial-in details, a unique PIN, and a confirmation email with all necessary information. To access the webcast, click here. The teleconference will be available for replay for 90 days.

Non-GAAP Financial Measures
The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, which we may describe as adjusted financial measures and/or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the “SEC”) as they apply to our Company. These adjusted financial measures are calculated excluding the following: (i) amortization of acquired intangible assets as included in our costs and expenses, and (ii) compensation expenses in respect of equity grants to directors, officers, and employees as included in our costs and expenses. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures used and/or presented in this release, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Taxes, Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenue and in operating cost and expenses lines (e.g., research and development related equipment and/or fixed other assets depreciation), (ii) stock-based compensation expense, and (iii) amortization of acquired intangible assets. EBITDA is reconciled in the tables below and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company from GAAP operating profit. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, are not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/or presented in this release and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is comprised of cash, cash equivalents and short-term deposits less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is calculated to be net cash provided by operating activities (in the amount of $510 million which includes $285 million increase in customers’ advances, net for the three months periods ended March 31, 2026 and in the amounts of $40 million and $94 million for the three months periods ended December 31, 2025 and March 31, 2025, respectively( less cash used for investments in property and equipment, net (in the amounts of $156 million, $111 million and $111 million for the three months periods ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing, and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiPho, SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor currently owns one operating facility in Israel (200mm), two in the U.S. (200mm), and two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and shares a 300mm facility in Agrate, Italy with STMicroelectronics. For more information, please visit: www.towersemi.com.

CONTACT:
Liat Avraham | Investor Relations | +972-4-6506154 | liatavra@towersemi.com

Forward-Looking Statements

This release, as well as other statements and reports filed, stated and published in relation to this quarter’s results, include certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, projections and statements with respect to our future business, financial performance and activities. The use of words such as “projects”, “expects”, “may”, “targets”, “plans”, “intends”, “committed to”, “tracking”, or words of similar import, identifies a statement as “forward-looking.” Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements, which describe information known to us only as of the date of this release. Factors that could cause actual results to differ materially from those projected or implied by such forward-looking statements include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) reliance on acquisitions, establishing new fabs and/or gaining additional capacity for growth, (iii) difficulties in achieving acceptable operational metrics and indices as a result of operational, technological or process-related problems, (iv) identifying and negotiating with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, (v) maintaining current key customers and attracting new key customers, (vi) over demand for our foundry services and/ or products that may result in operational bottlenecks, extend cycle times, reduce yield, delay delivery schedules, that may result in compensation, penalties and/ or prepayment repayments, loss of customers, revenues, profits and/ or reputation, including with respect to SiPho customer prepayments received for certain minimum capacity commitments, due to inability to fulfill, in whole or in part, all such demand and commitments in a timely manner or at all,  (vii) financial results may fluctuate from quarter to quarter, (viii) our debt and other liabilities may impact our financial position and operations, (ix) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (x) fluctuations in cash flow, (xi) our ability to satisfy the covenants stipulated in our agreements with our debt holders, (xii) pending litigation, (xiii) meeting the conditions set in approval certificates and other regulations under which we received grants and/or royalties and/or any type of funding from the Israeli, US and/or Japan governmental agencies, (xiv) receipt of orders that are lower than the customer purchase commitments or forecast and/or failure to receive customer orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) the effects of global recession, credit crisis and/or unfavorable macro-economic conditions, such as the imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles which may cause financial results to fluctuate from quarter to quarter, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we create inventory before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) capacity and capability expansion and acquisition related transactions in our existing fabrications, strategic and/or other in-organic capacity and/ or capability growth and/ or M&A transactions and opportunities, and/ or the acquisition of and/ or the establishment of a new factory or factories, including the possible expansion of the 300mm capacity and capabilities build-out in a new shell in Uozu, Japan, adjacent to Fab 7 (subject to METI subsidies and other considerations), which could require funding needs beyond our existing cash, the availability of which cannot be assured on favorable terms, if at all, and which may have adverse impact on the market value of the Company and the price of the Company’s ordinary shares,  (xxi) operating our facilities at sufficient utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profit, (xxii) the purchase of equipment and/or raw material (including purchases under committed contracts), the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) product returns and defective products, (xxiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, including artificial intelligence, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxv) competing effectively, (xxvi) our dependence on increased use of outsourced foundry services for specialty process technologies, (xxvii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, including risks and uncertainties associated with the three infringement claims that the Company is currently party to, brought by GlobalFoundries alleging infringement of certain of its patents, (xxviii) Fab 3 landlord’s alleged claims regarding noise abatement and request for judicial declaration of material non-curable breach of the Fab3 lease, and in addition, claims by a third-party with whom the landlord is engaged pertaining to the Fab3 site, where such third party believes he has certain rights with respect to the lease extension, (xxix) retention of key employees and recruitment and retention of skilled qualified personnel, (xxx) exposure to inflation, currency rates (mainly the Israeli Shekel and the Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of our traded securities, (xxxi) meeting regulatory requirements worldwide, including export, environmental and governmental regulations, as well as risks related to international operations, (xxxii) engagements for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with the Agrate fab, such as its qualification schedule, technology, equipment and process qualification, facility operational ramp-up, customer engagements, cost structure, required investments and other terms, which may require additional funding to cover significant capacity investment needs and other payments, (xxxiii) potential liabilities, cost and other impact due to reorganization and consolidation of fabrication facilities, or cessation of operations, (xxxiv) potential security, cyber and privacy breaches, (xxxv) workforce that is not unionized which may become unionized, and/or workforce that is unionized and may take action such as strikes that may create increased cost and operational risks, (xxxvi) the issuance of ordinary shares as a result of exercise and/or vesting of any of our employee equity, as well as any sale of shares by any of our shareholders, or any market expectation thereof, as well as the issuance of additional employees’ restricted stock units, or any market expectation thereof, which may depress the market value of the Company and the price of the Company’s ordinary shares, and in addition may impair our ability to raise future capital, (xxxvii) the dispute resolution process with Intel with regards to the capacity corridor in Intel’s New Mexico fab further to Intel’s notice to the Company that it does not intend to perform under the agreement, and the result therefrom, which process may be costly and/ or may result in losses and/or other  adverse impact, (xxxviii) Pillar Two tax rules and regulations previously released by the OECD, which require a minimum effective corporate income tax rate of 15% applicable in every jurisdiction in which the company operates, which will result in additional income tax expenses for the years 2026 and beyond, mainly with respect to the Company’s Israeli operations in which the Company was subject to 7.5% preferred tax rate until 2025 under Israeli laws, and (xxxix) climate change, business interruptions due to floods, fires, pandemics, earthquakes and other natural disasters, the security situation in Israel and global trade “war”, including the potential inability to continue uninterrupted operations of the Israeli fab, impact on global supply chain to and from the Israeli fab, delays in the delivery, installation and qualification of equipment, power interruptions, chemicals or other leaks or damages as a result therefrom, absence of workforce due to military service as well as risk that certain countries will restrict doing business with Israeli companies, including imposing restrictions due to hostilities in Israel or political instability in the region that may continue or exacerbate, and other events beyond our control. Due to instability in neighboring states, Israel could be subject to additional political, economic, and military confines, and our Israeli facility’s operations could be materially adversely affected. Any current or future hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition and results of operations.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this release or which may otherwise affect our business is included under the heading "Risk Factors" in the Company’s most recent filings on Forms 20-F and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#  #  #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	March 31,	December 31,
	2026	2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$243,309	$235,369
Short-term deposits	1,255,239	916,541
Trade accounts receivable	213,840	222,795
Inventories	254,833	256,855
Other current assets	61,720	78,062
Total current assets	2,028,941	1,709,622
PROPERTY AND EQUIPMENT, NET	1,529,281	1,463,056
OTHER LONG-TERM ASSETS, NET	142,398	149,612
TOTAL ASSETS	$3,700,620	$3,322,290
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt	$25,108	$28,112
Trade accounts payable	121,049	123,915
Deferred revenue and customers' advances	127,307	25,581
Other current liabilities	86,899	86,139
Total current liabilities	360,363	263,747
LONG-TERM DEBT	130,748	133,406
LONG-TERM CUSTOMERS' ADVANCES	215,413	1,932
OTHER LONG-TERM LIABILITIES	19,996	18,622
TOTAL LIABILITIES	726,520	417,707
TOTAL SHAREHOLDERS' EQUITY	2,974,100	2,904,583
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,700,620	$3,322,290

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025
REVENUE	$413,631	$440,206	$358,170
COST OF REVENUE	302,680	322,594	284,999
GROSS PROFIT	110,951	117,612	73,171
OPERATING COSTS AND EXPENSES:
Research and development	23,530	24,850	20,172
Marketing, general and administrative	22,856	21,933	20,101
	46,386	46,783	40,273
OPERATING PROFIT	64,565	70,829	32,898
FINANCING AND OTHER INCOME, NET	9,518	10,735	10,598
PROFIT BEFORE INCOME TAX	74,083	81,564	43,496
INCOME TAX EXPENSE, NET	(6,518)	(1,505)	(3,779)
NET PROFIT	67,565	80,059	39,717
Net loss (profit) attributable to non-controlling interest	(2,533)	73	425
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$65,032	$80,132	$40,142
BASIC EARNINGS PER SHARE	$0.58	$0.71	$0.36
Weighted average number of shares	112,564	112,396	111,575
DILUTED EARNINGS PER SHARE	$0.57	$0.70	$0.35
Weighted average number of shares	114,342	114,191	113,152

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$65,032	$80,132	$40,142
Stock based compensation and amortization of acquired intangible assets	9,441	9,393	10,335
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$74,473	$89,525	$50,477
ADJUSTED EARNINGS PER SHARE:
Basic	$0.66	$0.80	$0.45
Diluted	$0.65	$0.78	$0.45

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$235,369	$272,742	$271,894
Net cash provided by operating activities, excluding customers' advances, net	224,853	42,216 *	97,235
Increase (decrease) in customers' advances, net	285,116	(2,678)	(3,313)
Investments in property and equipment, net	(156,368)	(110,978)	(111,411)
Debt repaid, net	(4,581)	(4,708)	(26,874)
Effect of foreign currency exchange rate change	(1,080)	(3,225)	2,817
Proceeds from (investments in) deposits and other assets, net	(340,000)	42,000	44,470
CASH AND CASH EQUIVALENTS - END OF PERIOD	$243,309	$235,369	$274,818

*	Includes $105,000 payment with respect to Fab3 previously announced lease extension agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$67,565	$80,059	$39,717
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization *	82,925	77,792	74,228
Other expense, net	3,107	6,532	558
Changes in assets and liabilities:
Trade accounts receivable	8,566	(10,969)	(6,354)
Other current assets	17,521	(30,888)	5,622
Inventories	769	25,656	(4,128)
Other long term assets	6,057	(111,018)**	--
Trade accounts payable	8,722	(4,695)	(11,114)
Deferred revenue	30,091	8,352	(1,119)
Other current liabilities	(1,840)	1,573	3,718
Other long-term liabilities	1,370	(178)	(3,893)
	224,853	42,216	97,235
Increase (decrease) in customers' advances, net	285,116	(2,678)	(3,313)
Net cash provided by operating activities	509,969	39,538	93,922

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(156,368)	(110,978)	(111,411)
Proceeds from (investments in) deposits and other assets, net	(340,000)	42,000	44,470
Net cash used in investing activities	(496,368)	(68,978)	(66,941)
CASH FLOWS - FINANCING ACTIVITIES
Debt repaid, net	(4,581)	(4,708)	(26,874)
Net cash used in financing activities	(4,581)	(4,708)	(26,874)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(1,080)	(3,225)	2,817

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,940	(37,373)	2,924
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	235,369	272,742	271,894
CASH AND CASH EQUIVALENTS - END OF PERIOD	$243,309	$235,369	$274,818

*
Includes stock based compensation and amortization of acquired intangible assets in the amounts of $9,441, $9,393  and $10,335 for the 3 months periods ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively.

**	Includes $105,000 payment with respect to Fab3 previously announced lease extension agreement.